EXHIBIT 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(In thousands)

	2005	2006	2007	2008	2009

Earnings:
Income before income taxes	132,588	125,752	158,998	163,956	175,376
Plus: fixed charges per below	26,547	32,399	36,657	37,887	52,798
Less: capitalized interest per below	432	654	206	29	—
Plus: current period amortization of interest capitalized in prior periods	21	30	39	39	39

Total earnings	$158,724	$157,527	$195,488	$201,853	$228,213

Fixed charges
Interest expense	$23,489	$28,970	$33,430	$35,527	$49,161
Capitalized interest	432	654	206	29	—
Interest portion of rent expense	2,626	2,775	3,021	2,331	3,637

Total fixed charges	$26,547	$32,399	$36,657	$37,887	$52,798

Ratio of earnings to fixed charges	6.0	4.9	5.3	5.3	4.3